SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13E-3
(Amendment No. 5)

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Colonial Commercial Corp.
(Name of Subject Company (Issuer))

Michael Goldman (Filing Person)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Convertible Preferred Stock, Par Value $0.05 Per Share
(Title of Class of Securities)

195621.503
(CUSIP Number of Class of Securities)

William Pagano
Colonial Commercial Corp.
275 Wagaraw Road, Hawthorne, NJ 07506
Telephone: (973) 427-3320
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

This statement is filed in connection with (check the appropriate box):

a.☐ The filing of solicitation materials or an information statement subject to Regulation 14A , Regulation 14C , or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.☐ The filing of a registration statement under the Securities Act of 1933.

c.☒ A tender offer.

d.☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$446,033	$24.88

*Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 356,826 outstanding shares of Convertible Preferred Stock, par value $0.05 per share, are being purchased at the tender offer price of $1.25 per share

 **The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2009 issued by the SEC, effective March 11, 2009, by multiplying the Transaction Value by 0.00005580.

☒ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $24.88	Filing Party: Colonial Commercial Corp. (Issuer and Filing Person)
Form or Registration No.: SC TO-I	Date Filed: July 9, 2009

INTRODUCTION

Colonial Commercial Corp. (the “Company”) on October 26, 2009 filed a Final Amendment to its Schedule TO (the “Final Amendment”) and announced that (i) the Offer to Purchase for Cash expired at 12 midnight New York City time on October 20, 2009; (ii) pursuant to the Offer to Purchase for Cash, 154,834 shares of Convertible Preferred Stock, par value $0.05 per share (the “Preferred Stock”) were tendered pursuant to the Tender Offer; (iii) there are currently 542 holders of record of Preferred Stock; (iv) the Company continues currently as an SEC reporting company because there are currently more than 300 holders of record of Preferred Stock; and (v) the Company will promptly pay an aggregate of approximately $193,543 to those stockholders that tendered their shares of Preferred Stock pursuant to the Offer to Purchase for Cash.

The Items set forth in Schedule 13e-3 filed on August 20, 2009 and amended by Amendment No. 1 filed on August 21, 2009, as amended by Amendment No. 2 filed on September 23, 2009, as amended by Amendment No. 3 filed on September 24, 2009 and as amended by Amendment 4 filed on October 7, 2009 are hereby amended and supplemented by the Final Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLONIAL COMMERCIAL CORP.

By: /s/ Michael Goldman
Name: Michael Goldman
Title: Chairman of the Board
Dated: October 26, 2009